

February 1, 2012

Via E-mail
Wu Qiyou
Chief Executive Officer
Anhui Taiyang Poultry Co., Inc.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People's Republic of China

> **Re:** **Anhui Taiyang Poultry Co., Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-173700**

Dear Mr. Qiyou:

We have reviewed your responses to the comments in our letter dated January 6, 2012 and have the following additional comments.

Interim Financial Statements for the nine months ended September 30, 2011

Statements of Cash Flows, page F-54

1. We note from your response to our prior comment five that changes in the reserves related to the prepayments and accounts receivable are included in the changes in the balances of these items within the "changes in non-cash working capital sub-section in the "Operating Activities" section of the statement of cash flows. However, we believe that the guidance in ASC 230-10-45-28 implies that the change in accounts receivable that represents changes in cash receipts should be separated from any allowances recorded which would not affect the cash received but instead would be an item recorded in net income that does not affect cash. We also believe that presenting the amounts related to impairments or reserves separately from the changes in the related accounts receivable and prepayments accounts, presents a clearer picture of cash flows of the company. Please revise to include a separate line item on your statement of cash flows for the changes in reserves to the accounts receivable and prepayments accounts.

Note 6. Prepayments and Other Current Assets, page F-68

2. We note from your response to our prior comment 11 that your policy is to reserve 25% of the balance of prepaid inventory purchases if the deposit is outstanding for 6-9 months,

50% if is outstanding for 9-12 months, and 100% if outstanding for more than 12 months. Please revise Note 6 to disclose this accounting policy.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via E-mail
        Marc A. Ross, Esq.